Exhibit 15.3

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, William Wei Huang, Chairman and Chief Executive Officer of GDS Holdings Limited (the “Company”), certify that to my knowledge following due inquiry:

(1)	As of the date hereof, the directors, officers and senior management of the Company consist of: William Wei Huang, Daniel Newman, Jamie Gee Choo Khoo, Sio Tat Hiang, Satoshi Okada, Bruno Lopez, Lee Choong Kwong, Lim Ah Doo, Bin Yu, Zulkifli Baharudin, Chang Sun, Gary J. Wojtaszek, Judy Qing Ye, Jonathan King, Yilin Chen, Yan Liang and Kejing Zhang;
(2)	None of the Company’s directors or officers or senior management are representatives of any government entity in the People’s Republic of China (the “PRC”);
(3)	As of the date hereof, the following shareholders beneficially own 10% or more of the total outstanding ordinary shares of the Company: STT GDC Pte. Ltd. and GIC Private Limited;
(4)	No shareholder that beneficially owns 10% or more of the total outstanding ordinary shares of the Company is controlled by any government entity in the PRC;
(5)	There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors or officers or senior management or shareholders, on the one hand, and any person, on the other hand, that could result in such person being deemed to control the Company; and
(6)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	April 4, 2023

By:	/s/ William Wei Huang
Name:	William Wei Huang
Title:	Chairman and Chief Executive Officer